

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2020

William B. Furr
Chief Executive Officer
Hilltop Holdings Inc.
2323 Victory Avenue, Suite 1400
Dallas, TX 75219

      Re: Hilltop Holdings Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 15, 2019
          Form 8-K
          Filed October 31, 2019
          File No. 001-31987

Dear Mr. Furr:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Finance